September 19, 2006

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Room 4561
Washington, DC 20549
Attn:	Kathleen Collins
April Coleman

	Re:	McAfee, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005, Filed March 1, 2006
Form 8-K Filed February 9, 2006
Form 8-K Filed February 17, 2006
Form 8-K Filed April 27, 2006
Form 8-K Filed May 23, 2006
Form 8-K Filed May 30, 2006
Form 8-K Filed June 9, 2006
Form 8-K Filed July 27, 2006
Form 8-K Filed July 27, 2006
File No. 001-31216
Ladies and Gentlemen:
     On behalf of McAfee, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 13, 2006 relating to the Company’s above-referenced filings.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
Form 8-K filed February 9, 2006, Form 8-K filed February 17, 2006, Form 8-K filed April 27, 2006 and Form 8-K filed July 27, 2006
1.	We note your response to our prior comment no. 3 and your proposed disclosures in Attachments A and B. Your reconciliation of GAAP to non-GAAP financial measures in Attachment A includes net revenue and gross profit information. Your disclosures regarding non-GAAP financial measures, however, do not address these items. If you believe these financial measures are necessary, then please revise to include a discussion of their usefulness. Alternatively, revise your reconciliation of GAAP to non-GAAP financial measures to remove this information.
     The Company advises the Staff that in addition to non-GAAP operating income, non-GAAP net income and non-GAAP net income per share, basic and diluted, the Company also provides non-GAAP gross profit to supplement its GAAP financial measures. The Company believes that each of these non-GAAP financial measures, including non-GAAP gross profit, assists management and investors in understanding, managing and evaluating the business and, therefore, supports more informed operating and investment decisions. Although the Company currently does not believe that a non-GAAP net revenue measure would assist management and investors in understanding and evaluating our business, the Company does believe that the inclusion of GAAP net revenue on the “Reconciliation of GAAP to Non-GAAP Financial Measures” improves the presentation of the reconciliation and assists the reader in understanding the relationships between GAAP net revenue and both the GAAP and non-GAAP financial measures used by management. The Company has set forth in Attachment A and in Attachment B hereto an updated representative disclosure proposed for inclusion in future earnings releases.

Form 8-K filed on May 25, 2006, Form 8-K filed on May 30, 2006, Form 8-K filed on June 9, 2006 and Form 8-K filed on July 27, 2006
2.	We note your response to our previous comment no. 5 where you indicate that according to paragraph 12, loss contingencies that have a remote possibility of occurring should only be disclosed if they are characteristic of guarantees. Please note that the disclosure requirements of paragraph 12 are not limited to guarantees. Accordingly, we would expect to see a discussion of the potential impact on the qualification of the Company’s stock option plan; the potential for litigation by the option holders, and the potential for legal actions by IRS or any other regulatory authority in your next Form 10-Q even though the possibility may be remote.
     The Company notes the Staff’s comment and it will include a discussion of the potential impact on the qualification of the Company’s stock option plan; the potential for litigation by the option holders and the potential for legal actions by IRS or any other regulatory authority even though the possibility may be remote in the next Form 10-Q filing.
3.	We further note that the Company’s investigation with regards to your stock option activities remains ongoing. We will continue to review your current Exchange Act filings until such time as your investigation is complete and your financial statements have been restated, as necessary. Therefore, we ask that you keep the Staff informed of the status of your investigation and the potential for any restatements to your financial statements.
     The Company notes the Staff’s comment and will keep the Staff informed of the status of its investigation and the potential for any restatement to its financial statements. In addition, the Company advises the Staff that updates have been provided to the Commission’s enforcement division by counsel to the Special Committee of the Company’s Board of Directors.
******
     Please acknowledge receipt of this letter (and related attachments) by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     Please direct your questions or comments to me (phone: 650-320-4622, facsimile: 650-493-6811) or Jeffrey D. Saper (phone: 650-320-4626). In addition, we respectfully request that you provide a facsimile copy of any additional correspondence you may have to my attention as well as that of Eric F. Brown of McAfee, Inc. (facsimile: 972-963-7967). Thank you for your assistance.

Best regards, WILSON SONSINI GOODRICH & ROSATI
/s/ ROBERT G. DAY
Robert G. Day

cc:	Jeffrey D. Saper, Esq.
George Samenuk, McAfee, Inc.
     Chief Executive Officer
Eric F. Brown, McAfee, Inc.
     Chief Financial Officer and Chief Operating Officer
Clarence Brown, McAfee, Inc.
Director of Legal Affairs

Attachment A
McAfee, Inc. and Subsidiaries
Reconciliation of GAAP to Non-GAAP Financial Measures
(In thousands, except per share data)
(Preliminary and unaudited)

		Three Months Ended			Six Months Ended
		June 30,			June 30,
		2006		2005	2006		2005
NET REVENUE:
GAAP net revenue		$277,364		$245,382	$549,331		$481,109

GROSS PROFIT:
GAAP gross profit		$229,744		$208,526	$456,793		$405,596
Stock-based compensation charges	(A)	677		—	1,353		—
Amortization of purchased tehcnology	(B)	5,226		3,886	9,067		7,736

Non-GAAP gross profit		$235,647		$212,412	$467,213		$413,332

OPERATING INCOME:
GAAP operating income:		$27,667		$45,989	$77,872		$94,110
Stock-based compensation charges (benefits)	(A)	15,670		2,368	29,241		(924)
Amortization of purchased technology	(B)	5,226		3,886	9,067		7,736
Amortization of intangibles	(B)	2,846		3,705	5,639		7,233
SEC and compliance costs	(C)	3,352		—	3,772		—
Reimbursement from transition services agreement		—		(31)	—		(359)
Restructuring charges	(D)	568		3,676	1,119		5,972
Acquisition retention bonuses and severance	(E)	2,344		1,393	3,263		2,856
Loss (gain) on sale/disposal of assets and technology	(F)	129		(970)	153		(711)
IPR&D	(G)	460		4,000	460		4,000
Divestiture expense		—		201	—		789

Non-GAAP operating income		$58,262		$64,217	$130,586		$120,702

NET INCOME:
GAAP net income:		$31,363		$41,698	$72,253		$77,668
Stock-based compensation charges (benefits)	(A)	15,670		2,368	29,241		(924)
Amortization of purchased technology	(B)	5,226		3,886	9,067		7,736
Amortization of intangibles	(B)	2,846		3,705	5,639		7,233
SEC and compliance costs	(C)	3,352		—	3,772		—
Reimbursement from transition services agreement		—		(31)	—		(359)
Restructuring charges	(D)	568		3,676	1,119		5,972
Acquisition retention bonuses and severance	(E)	2,344		1,393	3,263		2,856
Loss (gain) on sale/disposal of assets and technology	(F)	129		(970)	153		(711)
IPR&D	(G)	460		4,000	460		4,000
Divestiture expense		—		201	—		789
Provision for income taxes	(H)	4,300		8,875	25,549		25,338

Non-GAAP income before provision for income taxes		$66,258		$68,801	$150,516		$129,598

Non-GAAP provision for income taxes	(I)	17,890		17,200	40,639		32,400

Non-GAAP net income		$48,368		$51,601	$109,877		$97,198

NET INCOME PER SHARE BASIC:
GAAP net income per share		$0.20		$0.25	$0.45		$0.48
Stock-based compensation adjustment per share	(A)	0.10		0.01	0.18		(0.01)
Other adjustments per share	(B) - (I)	0.01		0.05	0.05		0.12

Non-GAAP net income per share		$0.30	*	$0.32 *	$0.68	*	$0.60 *

SHARES USED TO COMPUTE NET INCOME PER SHARE BASIC:

GAAP shares used to compute net income per share		159,418		163,560	162,163		163,240

NET INCOME PER SHARE DILUTED:
GAAP net income per share		$0.19		$0.25	$0.44		$0.46
Stock-based compensation adjustment per share	(A)	0.10		0.01	0.18		(0.01)
Other adjustments per share	(B) - (I)	0.01		0.05	0.05		0.12

Non-GAAP net income per share		$0.30		$0.31	$0.67		$0.58

SHARES USED TO COMPUTE NET INCOME PER SHARE DILUTED:

GAAP shares used to compute net income per share		161,404		167,379	164,113		167,344

*	Non-GAAP net income per share is computed independently for each period presented. The sum of GAAP net income per share and non-GAAP adjustments may not equal non-GAAP net income per share due to rounding differences.

(1)	This presentation included non-GAAP measures. Our non-GAAP measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. For a detailed explanation of the adjustments made to comparable GAAP measures, the reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures see Items (A) through (I).
     Items (A) through (I) on the table above which are listed to the right of certain categories under “Gross Profit,” “Operating Income,” “Net Income” and “Net Income per Share” correspond to the categories explained in further detail below under paragraphs (A) through (I).
     While we currently do not believe a non-GAAP net revenue metric is meaningful, GAAP net revenue has been provided to enable an understanding of the relationships between GAAP net revenue and the GAAP and non-GAAP financial measures included in the table above. As an example, this facilitates non-GAAP expense to revenue analysis. The non-GAAP financial measures are non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and non-GAAP net income per share, basic and diluted, which adjust for the following items: stock-based compensation, amortization of purchased technology and intangibles, SEC and compliance costs, restructuring charges, acquisition retention bonuses and severance, loss/gain on sale of assets and technology, in-process research and development, income taxes and certain other items. We believe that the presentation of these non-GAAP financial measures is useful to investors, and such measures are used by our management, for the reasons associated with each of the adjusting items as described below:
(A)	Stock-based compensation charges consist of non-cash charges relating to employee stock options, restricted stock awards and units, and employee stock purchase plan purchases determined in accordance with APB 25 and SFAS 123R, beginning January 1, 2006. Because of varying available valuation methodologies, subjective assumptions and the variety of award types, the Company believes that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies, and for a more accurate comparison of our financial results to previous periods. In addition, the Company believes it is useful to investors to understand the specific impact of the application of SFAS 123R on our operating results.

(B)	Amortization of purchased technology and intangibles expense are non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and/or predicting its earnings trends, and therefore excludes such charges when presenting non-GAAP net income. The Company believes the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of other companies in its industry.

(C)	SEC and compliance costs are charges related to discrete and unusual events where the Company has incurred significant compliance costs and which, in the Company’s view are not ordinary course. Recent examples of such charges include (i) the Company’s engagement through September 2006 of independent consultants to examine and recommend improvements to its internal controls to ensure compliance with federal securities laws as required by the Company’s January 2006 settlement with the SEC, and (ii) costs related to the currently ongoing special committee investigation into the Company’s past stock option practices. The Company’s management excludes these costs when evaluating its ongoing performance and/or predicting its earnings trends, and therefore excludes these charges when presenting non-GAAP net income. Further, the Company believes it is useful to investors to understand the specific impact of these charges on its operating results.

(D)	Restructuring charges include excess facility and asset-related restructuring charges and severance costs resulting from reductions of personnel driven by modifications to the Company’s business strategy, such as acquisitions or divestitures. These costs may vary in size based on the Company’s restructuring plan. In addition, the Company’s assumptions are continually evaluated, which may increase or reduce the charges in a specific period. The Company’s management excludes these costs when evaluating its ongoing performance and/or predicting its earnings trends, and therefore excludes these charges when presenting non-GAAP net income.

(E)	Retention bonuses and severance payments related to acquisitions vary significantly in size and amount and are disregarded by the Company’s management when evaluating and predicting earnings trends because these charges are specific to prior acquisitions, and are therefore excluded by the Company when presenting non-GAAP net income.

(F)	Gain or loss on sale of assets and technology relate to the sale or disposal of assets or product lines of the Company. These gains or losses can vary significantly in size and amount. The Company’s management excludes these costs when evaluating its ongoing performance and/or predicting its earnings trends, and therefore excludes these charges when presenting non-GAAP net income. In addition, in periods where the Company realizes gains or incurs losses on the sale of assets and/or technology, the Company believes it is useful to investors to highlight the specific impact of these charges on its operating results.

(G)	In-process research and development constitute non-cash charges that vary significantly in size and amount depending on the business combination and, therefore, is disregarded by the Company’s management when evaluating its ongoing performance and/or predicting its earnings trends, and are therefore excluded by the Company when presenting non-GAAP net income. Further, the Company believes it is useful to investors to understand the specific impact of these charges on its operating results.

(H)	Provision for income taxes is our GAAP provision that must be added back to GAAP net income to reconcile to non-GAAP income before taxes. The effective tax rate differs from the statutory rate primarily due to the impact of foreign tax credits and lower effective rates in some overseas jurisdictions.

(I)	Non-GAAP provision for income taxes. The Company’s management used a 27% and 25% non-GAAP effective tax rate to calculate non-GAAP net income in 2006 and 2005, respectively. Management believes that the 27% and 25% effective tax rates in each respective period are reflective of a long-term normalized tax rate under the global McAfee legal entity and tax structure as of the respective period end.

Attachment B
McAFEE, INC. PROPOSED POLICY FOR EARNINGS RELEASE DISCLOSURE OF NON-GAAP FINANCIAL MEASURES
     Discussion of Non-GAAP Financial Measures
     McAfee, Inc. management evaluates and makes operating decisions using various performance measures. In addition to our GAAP results, we also consider adjusted gross profit, operating income and net income, which we will refer to as “non-GAAP gross profit,” “non-GAAP operating income” and “non-GAAP net income.” Non-GAAP gross profit excludes amortization of purchased technology and stock-based compensation charges. Non-GAAP net income and non-GAAP operating income exclude amortization of intangibles expense, stock-based compensation charges, retention bonuses and severance payments related to acquisitions, gain or loss on sale of assets and technology, restructuring charges (benefits), in-process research and development charges, SEC and compliance costs, provision for income taxes and certain other items. The Company’s management used a 27% and 25% non-GAAP effective tax rate to calculate non-GAAP net income in 2006 and 2005, respectively. Management believes that the 27% and 25% effective tax rates in each respective period are reflective of a long-term normalized tax rate under the global McAfee legal entity and tax structure as of the respective period end.
     Non-GAAP gross profit, non-GAAP operating income and non-GAAP net income are a supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. The presentation of these non-GAAP financial measures are not intended to be used in isolation and, moreover, they should not be considered as a substitute for gross profit, operating income, net income or any other performance measure determined in accordance with GAAP. We present non-GAAP gross profit, non-GAAP operating income and non-GAAP net income because we consider each to be an important supplemental measure of our performance. The Company’s management uses these non-GAAP financial measures to make operational and investment decisions, to evaluate the Company’s performance, to forecast, and to determine compensation. Further, management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance when planning, forecasting and analyzing future periods. We further believe that these non-GAAP financial measures are useful to investors in providing greater transparency to the information used by management in its operational decision making.
     In calculating non-GAAP gross profit, non-GAAP operating income and non-GAAP net income, our management excludes certain items to facilitate its review of the comparability of the Company’s operating performance on a period-to-period basis because such items are not, in management’s review, related to the Company’s ongoing operating performance. Management uses this view of its operating performance for purposes of comparison with its business plan and individual operating budgets and allocation of resources. Additionally, when evaluating potential acquisitions, management excludes the items described above from its consideration of target performance and valuation. See the footnotes to the “Reconciliation of GAAP to Non-GAAP Financial Measures” for a discussion of the specific categories excluded from GAAP net income in the calculation of non-GAAP net income.
     We believe that the use of calculating non-GAAP gross profit, non-GAAP operating income and non-GAAP net income also facilitates a comparison of McAfee’s underlying operating performance with that of other companies in our industry, which use similar non-GAAP financial measures to supplement their GAAP results. However, calculating non-GAAP gross profit, non-GAAP operating income and non-GAAP net income have limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for GAAP gross profit, operating income and net income. In the future, we expect to continue to incur expenses similar to certain of the non-GAAP adjustments described above and exclusion of these items in the presentation of our non-GAAP financial measures should not be construed as an inference that all of these costs are unusual, infrequent or non-recurring. Investors and potential investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. Some of the limitations in relying on non-GAAP net income are:
•	Amortization of intangibles, though not directly affecting our current cash position, represent the loss in value as the technology in our industry evolves, is advanced or is replaced over time. The expense associated with this loss in value is not included in the non-GAAP net income presentation and therefore does not reflect the full economic effect of the ongoing cost of maintaining our current technological position in our competitive industry which is addressed through our research and development program.

•	The Company regularly engages in acquisition and assimilation activities as part of its ongoing business and therefore we expect to continue to experience acquisition and retention bonuses and in-process research and development charges related to merger and acquisition activity in future periods.

•	The Company’s income tax expense will be ultimately based on its GAAP taxable income and actual tax rates in effect, which may differ significantly from the 27% and 25% rates assumed in our non-GAAP financial measures for 2006 and 2005, respectively.

•	Other companies, including other companies in our industry, may calculate non-GAAP net income differently than we do, limiting its usefulness as a comparative tool.
     In addition, many of the adjustments to our GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in the Company’s financial results for the foreseeable future. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP financial measures. The Company further compensates for the limitations of our use of non-GAAP financial measures by presenting comparable GAAP measures more prominently. The Company evaluates the non-GAAP financial measures together with the most directly comparable GAAP financial measure.
     Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures contained within this press release with our net income. For more information, see the consolidated statements of income and the “Reconciliation of GAAP to Non-GAAP Financial Measures” contained in this press release.